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                                                          OMB  APPROVAL

                  UNITED STATES                    OMB Number:  3235-0145
       SECURITIES AND EXCHANGE COMMISSION          Expires:  October 31, 1994
             Washington, D.C. 20549                Estimated average burden
                                                   hours per form .... 14.90

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Baltimore Bancorp
- --------------------------------------------------------------------------------
                                (Name of Issuer)
                    Common Stock, par value $5.00 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   059029 10 8
                       --------------------------------
                                 (CUSIP Number)
                            James L. Mitchell, Esq.
            Executive Vice President, General Counsel and Secretary
                         First Fidelity Bancorporation
                                550 Broad Street
                            Newark, New Jersey 07102
                                 (201) 565-3200
- --------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 19, 1994
                       --------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) ( See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                    SCHEDULE 13D
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 CUSIP NO. 059029 10 8                                            Page 2 of 5
                                                                  Pages




 1                         NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Fidelity Bancorporation
                           22-2826775

 2                         CHECK THE APPROPRIATE BOX IF A MEMBER
                           OF A GROUP*                           (a) / / (b) / /

 3                         SEC USE ONLY

 4                         SOURCE OF FUNDS
                           WC

 5                         CHECK BOX IF DISCLOSURE OF LEGAL
                           PROCEEDINGS IS REQUIRED PURSUANT TO
                           ITEMS 2(d) OR 2(e)                                / /

 6                         CITIZENSHIP OR PLACE OF ORGANIZATION
                           New Jersey

                    7      SOLE VOTING POWER
   NUMBER OF               3,498,300*
     SHARES
  BENEFICIALLY      8      SHARED VOTING POWER
     EACH                  0
   REPORTING
    PERSON          9      SOLE DISPOSITIVE POWER
     WITH                  3,498,300*

                   10      SHARED VOTING POWER
                           0

 11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON
                           3,498,300*

 12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                           (11) EXCLUDES CERTAIN SHARES*                     / /

 13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           17.5%**

 14                        TYPE OF REPORTING PERSON*
                           HC; CO


- ----------------

* First Fidelity directly owns 198,300 outstanding shares of Company Common Stock. In addition, as previously reported, First Fidelity was granted an option pursuant to the Option Agreement described in Item 4 of the Original Schedule 13D (as defined below) to acquire 3,300,000 shares of authorized but unissued shares of Common Stock which option has not yet become exercisable. First Fidelity expressly disclaims beneficial ownership of such option shares. See Item 5 of the Original Schedule 13D.

** Based upon the 16,683,931 shares reported by Baltimore Bancorp to be outstanding as of March 21, 1994 plus the 3,300,000 shares obtainable by First Fidelity upon the exercise of the stock option described in Item 4 of the Original Schedule 13D were such stock option presently exercisable.
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          First Fidelity Bancorporation ("First Fidelity"), a New Jersey
corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, hereby amends and supplements its Schedule 13D, originally filed on April 1, 1994 (the "Original Schedule 13D"), with respect to its deemed beneficial ownership of 3,300,000 shares of Common Stock, par value $5.00 per share (the "Common Stock"), of Baltimore Bancorp, a Maryland corporation (the "Company"). Capitalized terms used herein but not otherwise defined shall have the meanings given to such terms in the Original Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The response set forth in Item 3 of the Original Schedule 13D is hereby amended and supplemented by the following:

          Between May 6, 1994 and May 19, 1994, First Fidelity used funds derived from working capital to purchase 198,300 shares of Company Common Stock, subject to settlement, in open market transactions at a total cost of $3,883,375, as more fully described in Item 5 hereof.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The responses set forth in Items 5(a)-(c) of the Original Schedule 13D are hereby amended and supplemented by the following:

          Common Stock. Between May 6, 1994 and May 19, 1994, First Fidelity acquired, subject to settlement, an aggregate of 198,300 outstanding shares of Company Common Stock, which shares represent 1.19% of the currently outstanding Common Stock and, when combined with the shares that may be purchasable upon the exercise of the Option, 17.50% of the shares of Common Stock, giving effect to such exercise of the Option. First Fidelity has sole power to vote and dispose of such shares.

          Set forth below is a summary of the transactions effected by First Fidelity in shares of Common Stock during the period May 6, 1994 through May 19, 1994. Each of such transactions was a brokerage transaction effected in the open market. There were no open market purchases of Company Common Stock during the period March 22, 1994 through May 5, 1994.

 Date                    Number of Shares                Bought/Sold            Price Paid
 ----                    ----------------                -----------            ----------
 5/6                          21,200                        Bought                $19.50
 5/9                          15,000                        Bought                $19.50
 5/10                         19,900                        Bought                $19.50
 5/11                         25,000                        Bought                $19.625
 5/12                          4,600                        Bought                $19.625
 5/16                         17,400                        Bought                $19.625
 5/17                         10,000                        Bought                $19.50
 5/19                         85,200                        Bought                $19.625



          To the best knowledge of First Fidelity, none of the persons listed on Schedule I to the Original Schedule 13D have effected any transactions in the Company Common Stock during the period March 22, 1994 through May 19, 1994.





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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 1994


                          FIRST FIDELITY BANCORPORATION



                          By:  /s/ JAMES L. MITCHELL
                              -------------------------------
                          Name:   James L. Mitchell
                          Title:  Executive Vice President,
                                   General Counsel and
                                    Secretary





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